

Suite 1102 - 475 Howe Street
Vancouver, BC   V6C 2B3
Telephone (604) 6877828
Facsimile (604) 687-7848
jetgoldcorp@shaw.ca
www.jetgoldcorp.com

NEWS
FOR IMMEDIATE RELEASE

Private Placement

February 15, 2008 – Robert L. Card, President of Jet Gold Corp. (the "Company") (TSXV.JAU), is pleased to announce that a non-brokered private placement of 3,200,000 units at a price of $0.15 per unit, to raise gross proceeds of $480,000.00 has been negotiated. The financing is composed of 1,000,000 flow-through units and 2,200,000 regular units. Each unit is composed of one share and one share purchase warrant exercisable at $0.25 cents per share for two years.

A finder's fee may be payable in connection with this placement.

The offering and finder's fee are subject to completion and execution of appropriate documentation and acceptance for filing by the TSX Venture Exchange.

The funds are principally earmarked for further development and drilling of the Company's Naskeena Coal project as well as general working capital.

On behalf of the Board of Directors
Jet Gold Corp

"Robert L. Card"

Robert L. Card
President

Investor Contact: Robert L. Card, President
604-687-7828 - 1-888-687-7828
Fax 604-687-7848
email: jetgoldcorp@shaw.ca
www.jetgoldcorp.com

The TSX Venture Exchange has not reviewed and does not accept
responsibility for the accuracy or adequacy of this news release.